UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : March 25, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Mitsubishi UFJ NICOS, Co., Ltd.

Liquidation of NS Australia Pty Ltd.

Tokyo, March 25, 2008—Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate NS Australia Pty Ltd. (NS Australia). NS Australia is a wholly-owned subsidiary of Mitsubishi UFJ NICOS Co., Ltd. (Mitsubishi UFJ NICOS), which is a subsidiary of BTMU.

1.	Outline of NS Australia

(1) Head office address:	Brisbane, Queensland, Australia

(2) Liquidator:	Bentley MRI Pty Ltd. (Australian accounting firm)

(3) Capital:	Australian dollars 2,050,000

(4) Main business:	Resort real estate investment

2.	Reason for liquidation

NS Australia transferred all of its business assets in May 2005. As the procedural preparations have now been made, it has been decided to liquidate NS Australia.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of October 2008.

4.	Outlook

MUFG’s business results for the fiscal year ending March 31, 2008, including any impact from the liquidation of NS Australia, will be announced after the settlement of accounts for the fiscal year has been completed.

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division 81-3-3240-7651
Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Division 81-3-5296-1128